SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated March 17, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Nokia stock exchange release dated March 17, 2016: Nokia resolves to issue new shares in a directed share issue to the Alcatel-Lucent depositary in exchange for Alcatel-Lucent shares

STOCK EXCHANGE RELEASE

March 17, 2016

Nokia resolves to issue new shares in a directed share issue to the Alcatel-Lucent depositary in exchange for Alcatel-Lucent shares

Nokia Corporation

Stock Exchange Release

March 17, 2016 at 08:00 (CET +1)

Nokia resolves to issue new shares in a directed share issue to the Alcatel-Lucent depositary in exchange for Alcatel-Lucent shares

Espoo, Finland - Nokia announces today that it has resolved to issue a maximum of 72 842 811 new shares (“Shares”, each a “Share”) in deviation from shareholders’ pre-emptive rights based on a resolution by the Board of Directors pursuant to the authorization granted by the Extraordinary General Meeting held on December 2, 2015. The Shares will be paid by contribution in kind with the Alcatel-Lucent shares purchased from the JPMorgan Chase Bank, N.A., as depositary (the “Depositary”) in the Alcatel-Lucent American depositary receipts (“ADR”) program.

The Shares will be issued to the Depositary as consideration for Alcatel-Lucent shares that Nokia is expected to purchase from the Depositary pursuant to the Share Purchase Agreement (the “SPA”), dated March 16, 2016, between Nokia and the Depositary in order to increase Nokia’s ownership in Alcatel-Lucent. Pursuant to the SPA, Nokia would acquire all Alcatel-Lucent shares underlying the remaining outstanding ADRs after termination of the ADR program, which is expected to occur on April 25, 2016.

The Alcatel-Lucent shares will be purchased at the same exchange ratio as that offered in Nokia’s recently completed public exchange offers for Alcatel-Lucent securities in France and in the United States, i.e. 0.5500 Shares for each Alcatel-Lucent share. There are currently 127 930 767 Alcatel-Lucent shares in the ADR program, excluding ADRs owned by Nokia, representing approximately 3.6% of the share capital and approximately 3.6% of the voting rights of Alcatel-Lucent as of the date hereof. This would correspond to the issuance of 70 361 922 Nokia Shares and this number may be further reduced by any cancellations of ADRs occurring through April 25, 2016.

The completion of the purchase and sale of the Alcatel-Lucent shares is subject to satisfaction or waiver of certain conditions precedent, including the expiration of the currently pending cancellation period with respect to the Alcatel-Lucent ADR program, accuracy of representations and warranties, compliance with covenants and absence of legal restrictions with respect to the transaction.

The settlement of the purchase of the Alcatel-Lucent shares from the Depositary is expected to take place during the first half of May 2016, and the final number of Shares issued will be announced in connection with the settlement.

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. www.nokia.com

ENQUIRIES

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Investor Enquiries:

Nokia

Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

Microsite details
Further information on the transaction can be found at: www.newconnectivity.com

FORWARD-LOOKING STATEMENTS
This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “expected,” “will”, “may” and similar expressions. These forward-looking statements include statements relating to the expected settlement of the purchase of the Alcatel-Lucent shares, including the timing thereof and the number of Alcatel-Lucent shares that would be purchased by Nokia. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: the level of cancellation of ADRs; any regulatory restraints on the transaction; compliance by the parties with the terms of the Share Purchase Agreement; and the impact on Nokia of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal